UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

160 Robinson Road, 12F, SBF Center, Singapore 068914

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

As disclosed on the Report on Form 6-K filed with the Securities and Exchange Commission on August 12, 2025 by Bit Origin Ltd., a Cayman Islands exempted company (the “Company”), on August 11, 2025, the Company completed a private placement of 20,000,000 Class A ordinary shares, par value $0.000001 per share, of the Company (the “Ordinary Shares”), at $0.30 per Ordinary Share (the “Offering”) for a total purchase price of $6 million, which was paid in 30 million Dogecoin.

As a result of the Offering, the Company believes it has shareholders’ equity of at least $5 million as of the date of this filing as required, in part, to obtain a second grace period under Nasdaq Listing Rule 5810(c)(3)(A)(i) to regain compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board